UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ALLEGRO MICROSYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01749D105

(CUSIP Number)

July 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01749D105	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Sanken Electric Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 59,732,782
	6	Shared Voting Power 0
	7	Sole Dispositive Power 59,732,782
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,732,782
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 30.8%
12	Type of Reporting Person CO

CUSIP No. 01749D105	Schedule 13G	Page 2 of 4

ITEM 1. (a) Name of Issuer:

Allegro MicroSystems, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

955 Perimeter Road, Manchester, New Hampshire 03103.

ITEM 2. (a) Name of Person Filing:

This statement is filed on behalf of Sanken Electric Co., Ltd. (the “Reporting Person”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Person is 3-6-3 Kitano, Niiza-Shi, Saitama-Ken, 352-8666, Japan.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is organized under the laws of Japan.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

01749D105

ITEM 3.

Not applicable.

ITEM 4. Ownership.

The ownership information below represents the Reporting Person’s beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 193,920,480 shares of Common Stock outstanding as of July 29, 2024 based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2024.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 59,732,782 shares of Common Stock.

CUSIP No. 01749D105	Schedule 13G	Page 3 of 4

(b)	Percent of class: 30.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 59,732,782

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 59,732,782

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certifications.

Not applicable.

CUSIP No. 01749D105	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2024

Sanken Electric Co., Ltd.

By:	/s/ Hiroshi Takahashi
Name:	Hiroshi Takahashi
Title:	Representative Director, President